TULLETT PREBON FINANCIAL SERVICES LLC

(SEC I.D. No. 8-43487)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Regulation 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a public Document.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

To the Member of
Tullett Prebon Financial Services LLC

We have audited the accompanying statement of financial condition of Tullett Prebon Financial Services LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Tullett Prebon Financial Services LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 1, 2017

TULLETT PREBON FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

Assets

Cash	$	29,100,900
Cash segregated under federal regulations		3,514,500
Deposits with clearing organizations (cash of $5,487,700, and securities with a fair value of $12,460,400)		17,948,100
Receivables from brokers or dealers and clearing organizations (net of allowance of $28,100)		17,011,400
Accounts receivable (net of allowance of $296,400)		11,376,400
Goodwill		10,361,100
Other assets		1,208,400
Due from affiliates		801,700
Prepaid expenses		122,300
Income tax receivable		8,400
TOTAL ASSETS	$	91,453,200

Liabilities and Member's Interest

Liabilities

Accrued personnel costs	$	15,182,500
Payables to brokers or dealers and clearing organizations		12,815,800
Payables to customers		3,431,300
Due to affiliates		1,681,700
Accounts payable and accrued liabilities		1,341,400
Total liabilities		34,452,700

Member's Interest

Total member's interest		57,000,500
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	91,453,200

See notes to statement of financial condition.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

1. ORGANIZATION

Tullett Prebon Financial Services LLC (the "Company") has one member, Tullett Prebon Americas Corp. ("TPAC"). TPAC is a 75% owned subsidiary of Tullett Prebon (No. 1) ("TP No 1") and a 25% owned subsidiary of Tullett Prebon (Americas) Holdings Inc. ("TPAHI"). TP No 1 is a 100% owned subsidiary of TPAHI, which is a 100% wholly-owned indirect subsidiary of TP ICAP plc ("TPICAP"), formerly known as Tullett Prebon plc ("TPP"), the ultimate parent company and a United Kingdom public company.

Effective December 30, 2016, the ultimate parent TPP changed its name to TP ICAP plc due to the completion of the acquisition of the global hybrid voice broking and information business of NEX Group plc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered introducing broker with the National Futures Association ("NFA").

The Company acts as an intermediary in the wholesale financial markets. It is engaged primarily as a broker of U.S. government securities, U.S. government agency securities, mortgage-backed securities, municipal bonds, equity securities, corporate bonds and other financial instruments. The Company provides brokerage services in the form of either principal or agency transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Significant estimates include goodwill, realizability of deferred tax assets and related valuation allowance and allowance for receivables. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

Securities Transactions—Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in Receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlement, net. Securities transactions represent Delivery versus Payment and Receipt versus Payment ("DVP/RVP") trades. Some transactions are self-cleared and others are cleared on a fully disclosed basis with clearing brokers. As such, the Company, in its normal course of operations, does not hold inventory, customer funds (other than described in Note 12) or securities.

Revenue Recognition—The Company provides brokerage services to clients in the form of either principal or agency transactions. The Company earns revenue from principal transactions by engaging in matched principal transactions. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. Principal transactions revenue is derived from the spread on the buy and sell transactions. Principal transactions revenues and related expenses are recognized on a trade

date basis. In addition, the Company also earns commission revenue by acting as an agent on behalf of buyers and sellers. In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenue and related expenses are recognized on a trade date basis.

Other Revenues—The Company earns various revenue at times for maker taker fees, finder fees, rebates and other.

Support Services Revenue - Affiliates—The Company charges the costs of certain operational and administrative services to other affiliates which are recognized when services are provided.

Interest Recognition—The Company recognizes interest income on an accrual basis.

Income Taxes—The Company is included in the consolidated U.S. federal and combined state and local income tax returns of TPAHI as a division of TPAC. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting taxable income and paying the applicable tax to TPAC which ultimately pays to TPAHI. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Any difference between the tax provision (or benefit) allocated to the Company under the separate return method and payments to be made to (or received from) TPAC for tax expense are treated as capital contributions or distributions. Accordingly, the amount by which the Company's tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of TPAC is settled as a capital contribution from TPAC to the Company and conversely the amount by which the Company's tax benefit under the separate return method exceeds the amount of tax benefit ultimately settled with TPAC will be settled as a capital distribution. The Company will be ultimately compensated by TPAC for losses utilized by TPAC in the tax year in which the Company utilizes its separate company net operating losses. This will occur by the Company not having to make tax payments to TPAC to the extent of the Company's losses TPAC utilized in its separate return computation.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. A valuation allowance is required for any component of net deferred tax assets which does not meet the "more likely than not" criterion for realization and the need for a valuation allowance is assessed on the basis of the Company's projected separate return results. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the statement of financial condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax provision during the period that includes the enactment date.

The net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative

evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Uncertain tax positions are recorded in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Cash Segregated Under Federal Regulations—The Company is required by SEC regulations to segregate cash to satisfy rules regarding the protection of customer assets.

Deposits with Clearing Organizations—The Company maintains cash and security deposits at various clearing organizations to satisfy initial margin requirements in accordance with its clearing agreements.

Receivables from and Payables to Brokers or Dealers and Clearing Organizations—Receivables from brokers or dealers and clearing organizations include brokerage commissions, net receivables and payables arising from trades pending settlement, fails to deliver, receivables from clearing organizations and other receivables. Payables to brokers or dealers and clearing organizations primarily include fails to receive, payables to clearing organizations and other payables.

An allowance for doubtful accounts is established for receivables from brokers or dealers and clearing organizations that are in excess of one year outstanding or when specific facts warrant the establishment of an allowance for doubtful accounts.

Accounts Receivable—Accounts receivable are the result of brokerage commissions from customers. An allowance for doubtful accounts is established for receivables that are in excess of one year outstanding or when specific facts warrant the establishment of an allowance for doubtful accounts. Accounts receivables also include fails to deliver and money differences, if any.

Prepaid Expenses—Expense items of a nature which benefit future periods are recorded as prepaid expenses and are amortized over actual periods benefited.

Goodwill—Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Company uses its best judgment and information available to it at the time to perform this review.

Payables to Customers—Payables to customers include abandoned property, customer balances, fails to receive and money differences, if any.

Fair Value—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in

active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

Management estimates that the carrying value of financial assets and liabilities recognized in the statement of financial condition approximates their fair value. Financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

New Accounting Developments—In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 provides amendments to ASC 605, "Revenue Recognition," and creates ASC 606, "Revenue from Contracts with Customers," which changes the requirements for revenue recognition and amends the disclosure requirements. In August 2015, the FASB issued ASU No. 2015-14, "Deferral of the Effective Date" ("ASU 2015-14"), which provides amendments that defer the effective date of ASU 2014-09 by one year. In March and April 2016, the FASB issued ASU No. 2016-08 and ASU No. 2016-10, respectively, both entitled, "Revenue from Contracts with Customers". The amendments provide clarification on the implementation guidance for principal versus agent considerations and for identifying performance obligations and licensing in ASC 606, but the updates do not change the core principles of the codification. The amendments can be applied retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption. In May 2016, the FASB issued final amendments, ASU No. 2016-12 and ASU No. 2016-11, to address narrow-scope improvements to the guidance on collectability, non-cash consideration, completed contracts at transition and to provide a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. These amendments are effective during interim and annual periods beginning after December 15, 2018, with early adoption permitted beginning after December 15, 2016. The Company continues to assess the impact of adopting these updates.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses" ("ASU 2016-13") The provisions of ASU 2016-13 were issued to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments that are not accounted for at fair value through net income, including loans held for investment, held-to-maturity debt securities, trade and other receivables, net investment in leases and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 eliminate the probable incurred loss recognition in current U.S. GAAP and reflect an entity's current estimate of all expected credit losses. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the financial assets. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's statement of financial condition.

In January 2017, the FASB issued ASU No. 2017-04, "Intangibles—Goodwill and Other," ("ASU 2017-04"). This provision eliminates step 2 from the goodwill impairment test. The ASU 2017-04 modifies the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. An entity no longer will determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. The ASU 2017-04 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of this amendment is not expected to have a material effect on the Company's statement of financial condition.

3. **CASH**

The Company has concentrations in excess of 10% of its total cash at two U.S. financial institutions of approximately $19,488,800 and $7,036,700. The Company had no cash equivalents as of December 31, 2016.

4. **CASH SEGREGATED UNDER FEDERAL REGULATIONS**

Cash of $3,514,500 has been segregated in two special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

5. **FAIR VALUE MEASUREMENTS**

The Company's financial instruments measured at fair value consist of U.S. Treasury bills of $12,460,400 and are classified within Level 1 of the fair value hierarchy. U.S. Treasury bills are included in Deposits with clearing organizations on the statement of financial condition. The fair value measurement of U.S. Treasury bills is based on quoted market prices in active markets. For the year ended December 31, 2016, there were no reclassifications between levels.

6. **RECEIVABLES FROM AND PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS**

Amounts receivable from and payable to brokers or dealers and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions (net of allowance of $28,100)	$ 3,923,700	$ -
Fails to deliver	11,217,300	-
Fails to receive	-	11,484,100
Clearing organizations	1,373,400	594,700
Trades pending settlement, net	491,100	-
Other	5,900	737,000
	$ 17,011,400	$ 12,815,800

7. **ACCOUNTS RECEIVABLE**

Accounts receivable is comprised of the following:

	Receivable
Brokerage commissions (net of allowance of $296,400)	$ 7,977,600
Fails to deliver	3,398,800
	$ 11,376,400

8. GOODWILL

The Company performed its annual impairment test as of December 31, 2016. The Company assessed the impact of the current economic environment on the value of goodwill for its reporting unit and determined that no impairment existed as of December 31, 2016.

The carrying amount of goodwill is as follows:

Balance as of January 1, 2016	$ 10,361,100
Balance as of December 31, 2016	$ 10,361,100

9. RELATED PARTY TRANSACTIONS

Amounts due from and due to affiliates principally represent intercompany advances, commission revenues earned and execution fees incurred on behalf of each other and are comprised as follows:

	Due from affiliates	Due to affiliates
TPAHI	$ -	$ 1,198,000
Tullett Prebon (Securities) Ltd	763,600	-
TPAC	-	371,100
tpSEF Inc.	-	95,800
Tullett Prebon Information Inc.	31,100	-
Tullett Prebon Canada Ltd	-	16,800
Tullett Prebon (Hong Kong) Ltd	6,500	-
PVM Futures Inc.	500	-
	$ 801,700	$ 1,681,700

Due from affiliates represent receivables in the normal course of business which are non-interest bearing and payable on demand. Due to affiliates represent payables in the normal course of business, which are non-interest bearing and payable on demand.

10. PAYABLES TO CUSTOMERS

Amounts payable to customers are comprised of the following:

	Payable	
Fails to receive	$	3,179,600
Abandoned property		136,300
Customer balances		115,400
	$	3,431,300

11. INCOME TAXES

Management assesses the available positive and negative evidence on a separate return basis to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was if a cumulative loss was incurred over the three-year period ended December 31, 2016. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth.

The Company had U.S. federal and state net deferred tax asset of $3,352,500 as of December 31, 2016. A full valuation allowance has been recorded against the deferred tax asset as it is more likely than not that this asset will not be realized. The amount of the deferred tax assets considered realizable, however, could be increased if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to estimates of future taxable income during the carryforward period.

Deferred income taxes reflect the net tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities and are primarily attributable to a net operating loss.

Net deferred tax assets at December 31, 2016 are comprised of the following:

Deferred tax assets:		
Net Operating Losses	$	2,834,900
Bonus		546,500
Bad Debt		128,900
Total deferred tax assets		3,510,300
Deferred tax liabilities		
Incentive contract payments		(5,800)
Other Provisions/Retirement		(15,600)
Total deferred tax liabilities		(21,400)
Net deferred tax assets		3,488,900
Valuation allowance		(3,488,900)
	$	-

The Company follows accounting guidance under ASC 740 which clarifies the accounting for uncertainty in income taxes recognized in the accompanying statement of financial condition. As of December 31, 2016, the Company has not accrued any unrecognized tax benefits in the Company's statement of financial condition. Through its inclusion in the consolidated federal return filed by its ultimate U.S. parent, the significant jurisdictions which remain open are U.S. Federal for tax years 2013 and after, New York for tax years 2012 and after and New Jersey for tax years 2012 and after.

12. REGULATORY REQUIREMENTS

As a broker-dealer registered with the SEC and an introducing broker registered with NFA, the Company is subject to Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements. At December 31, 2016, the Company had net capital of $31,467,100 which was $31,217,100 in excess of the minimum SEC and NFA net capital requirement of $250,000. The Company does have customer funds and operates pursuant to SEC Rule 15c3-3 (the Customer Protection Rule). Customer funds represent fails, money differences and customer balances. The Company does not custody customer collateral.

13. EMPLOYEE BENEFIT PLANS

The Company participates in a Retirement and Savings Plan (the "Plan") maintained by TPAHI pursuant to Section 401(k) of the Internal Revenue Code for its wholly owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

14. COMMITMENTS AND CONTINGENCIES

Litigation—In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its statement of financial condition.

Guarantees—In the normal course of business, the Company may enter into principal transactions that contain various guarantees and indemnities including transactions where it executes through a correspondent clearing broker on a fully disclosed basis. If the principal transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the correspondent clearing broker has the right to charge the Company for any economic loss incurred in executing all trades through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future non-performance by one or more counterparties. Accordingly, at December 31, 2016, the Company has recorded no liabilities with respect to these obligations.

Commitments—As a member of the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2016, the Company's commitment to the CCLF was $106,180,100 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

15. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance in U.S. government securities, U.S. government agency securities, mortgage-backed securities, municipal bonds, equity securities, corporate bonds and other financial instruments. Substantially all transactions are executed on a matched principal basis, as defined by FINRA, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or MBSD. GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may then be obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2016 was $10,012,326,700 and $10,012,817,800 respectively. Settlement of the Company's open securities transactions did not have a material effect on the Company's statement of financial condition.

16. MEMBER'S INTEREST

With the exception of regulatory restrictions (see Note 12), there are no restrictions on the Company's ability to make distributions to the member.

17. SUBSEQUENT EVENTS

On January 25, 2017, the Company made a capital distribution in the amount of $500,000 to TPAC.

The Company evaluated subsequent events through the date the statement of financial condition were available to be issued, which was March 1, 2017. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in the statement of financial condition other than disclosed herein.

****